Exhibit 99.2

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Monday, April 10, 2023

Messrs.

Superintendence of Capital Markets

MATERIAL INFORMATION: Notice of Changes in the Participation and Positions of Related Parties

As required by the Regulation on Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we inform you that:

Type of Body: Board of Directors Meeting

Date of Resolution: 04/10/2023

Description of the Material Information: Appointment of Mr. Roque Eduardo Benavides Ganoza as Chairman of the Board of Directors.

Observations: Today, April 10, 2023, the Board of Directors unanimously agreed to appoint Mr. Roque Eduardo Benavides Ganoza as Chairman of the Board of Directors.

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: BENAVIDES GANOZA, ROQUE EDUARDO

Position: DIRECTOR

Initial Dates: 03/31/2023

Independent Director: NO

Ending Date: 04/10/2023

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: BENAVIDES GANOZA, ROQUE EDUARDO

Position: CHAIRMAN OF THE BOARD

Initial Dates: 04/10/2023

Independent Director: NO

TYPE OF REALTIONSHIP	NAME	POSITION
BOARD OF DIRECTORS	BENAVIDES GANOZA, RAUL EDUARDO PEDRO	DIRECTOR
BOARD OF DIRECTORS	BENAVIDES GANOZA, ROQUE EDUARDO	CHAIRMAN OF THE BOARD
BOARD OF DIRECTORS	BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE	DIRECTOR
BOARD OF DIRECTORS	BETZHOLD HENZI, JORGE F.	DIRECTOR
BOARD OF DIRECTORS	CHAMPION, WILLIAM HENRY	DIRECTOR
BOARD OF DIRECTORS	DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M	DIRECTOR
BOARD OF DIRECTORS	ZALDIVAR GARCIA, MARCO ANTONIO	DIRECTOR

Best,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.